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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

FURTHER INFORMATION ON CHANGES IN DIRECTORATE

The Company would like to provide further details in relation to its recent changes in directorate, which have been announced by the Company on 10 November 2009 (the “Previous Announcement”).

In relation to Dr. David N. K. Wang’s appointment as an Executive Director of the Company, President and Chief Executive Officer, he will hold the office of an Executive Director as a Class I director of the Company until the next annual general meeting of the shareholders of the Company at which he will be eligible for re-election. If re-elected, Dr. Wang will hold office until the 2011 annual general meeting of the Company. He has entered into an employment agreement and a service contract with the Company. Pursuant to the agreements, Dr. Wang will be entitled to an annual base compensation of US$300,000 and will be granted equity awards amounting to 0.4% of the total outstanding ordinary shares of the Company on the date of grant (70% of which will be granted as share options and 30% will be granted as restricted share units). He will also be entitled to a performance bonus of US$225,000 (payable if and when the Company achieves profitability over one fiscal year, as indicated by the Board’s approved annual audited financial statements for that fiscal year).

Dr. Richard R. Chang has been appointed as an advisor to the Company with effect from 10 November 2009 for the purposes of providing advice to the Company.

The Company would also like to take this opportunity to thank its major shareholders, namely, Datang Telecom Technology & Industry Holdings Co., Ltd. and Shanghai Industrial Investment (Holdings) Company Limited, for their pledge to support the Company.

As disclosed in the Previous Announcement, Mr. Edward S. Yang’s resignation was due to personal reasons. Mr. Yang has since further confirmed that he wishes to devote more time to his research. Each of Dr. Richard Chang and Mr. Yang has confirmed to the Company that he has no disagreement with the board of directors of the Company and that he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company. In addition, the Company’s Chief Operating Officer, Mr. Marco Mora, has tendered his resignation with effect from 10 November 2009.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
16 December 2009